                                                     REGISTRATION FILED
                                                     PURSUANT TO RULE 424(b)(2)
                                                     AND 424(b)(3)
                                                     REGISTRATION NUMBER
                                                     333-35950

            Prospectus Supplement to Prospectus dated May 5, 2000.

                               10,550,000 Shares


                      [LOGO OF METRO GOLDWYN MAYER INC.]
                           METRO-GOLDWYN-MAYER INC.

                                 Common Stock

                               ----------------

   Our common stock is listed on the New York Stock Exchange under the symbol "MGM." The last reported sale price of the common stock on March 13, 2002 was $18.16 per share.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

   Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page S-3.

                               ----------------

                                                             Per
                                                            Share     Total
                                                           ------- ------------
Initial price to public................................... $ 16.50 $174,075,000
Underwriting discount..................................... $ 0.825 $  8,703,750
Proceeds, before expenses, to Metro-Goldwyn-Mayer Inc..... $15.675 $165,371,250

   To the extent that the underwriters sell more than 10,550,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,582,500 shares from us at the initial price to public less the underwriting discount.

   The underwriters expect to deliver the initial shares in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on March 18, 2002.

Goldman, Sachs & Co.
             Banc of America Securities LLC
                         Gerard Klauer Mattison & Co., Inc.
                                    JPMorgan
                                                           Salomon Smith Barney
                                                                    UBS Warburg

                               ----------------

                  Prospectus Supplement dated March 13, 2002.

                                 RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

   We did not report an operating profit for any fiscal year from 1989 through 1999. Although we had an operating profit in 2000 and 2001, we reported a net loss in 2001 which included a $382.3 million charge related to the adoption of new Industry accounting guidelines. On February 26, 2002, we announced that we expect a net loss in the first quarter of 2002 in the range of $0.35 to $0.37 per share and $0.46 to $0.48 per share for the full year as a result of recent film releases that did not meet our revenue expectations. Also, while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We cannot assure you we will be profitable in future periods.

The accounting standards our financial statements are governed by have changed.

   In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 139, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. The companies that were previously subject to the requirements of Statement of Financial Accounting Standards No. 53 shall now follow the guidance in American Institute of Certified Public Accountants Statement of Position 00-2, "Accounting by Producers or Distributors of Films," issued in June 2000. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, "Accounting Changes." We adopted Statement of Position 00-2 on January 1, 2001 and recorded a one-time, non-cash cumulative effect charge to earnings of $382.3 million, primarily to reduce the carrying value of our film and television costs. The new rules also require that advertising costs be expensed as incurred as opposed to the old rules which allowed advertising costs to generally be capitalized as part of film costs and amortized using the "individual film forecast" method. Due to the significant advertising costs incurred in the early stages of a film's release, we anticipate that the new rules will significantly impact our results of operations for the foreseeable future. Additionally, under the prior accounting rules we classified additions to film costs as an investing activity in the Statement of Cash Flows. In accordance with Statement of Position 00-2, we now classify additions to film costs as an operating activity. For comparative purposes, we have reclassified prior period cash flow statements to conform with the new presentation.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by management changes in 1999. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, eight motion pictures in 2000 and 11 motion pictures in 2001.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we utilize substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders. While our revolving credit facility is scheduled to expire in September 2003, we have begun discussions with our lenders to extend the term and increase the size of the facility. We cannot assure you that we will be able to complete such amendments on favorable terms or at all.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs; and

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library, including video-on-demand; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long-term cash flow, leave us with a revenue base insufficient to sustain our production and distribution activities and adversely affect our results of operations.

Our credit facility contains restrictive covenants.

   While our credit facility was amended in 2000 to eliminate restrictive covenants relative to strategic investments and acquisitions, as well as off-balance sheet film financings, it still contains various covenants limiting indebtedness, dividends and capital expenditures and requires maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . limit our ability to obtain additional financing, if necessary, for operating expenses;

  . place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. These fluctuations may be more pronounced since we are not part of a large diversified corporate group like most of the other major studios.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                      ----------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. In addition, as a result of adopting Statement of Position 00-2 on January 1, 2001, we are required to expense film advertising costs as incurred as opposed to our prior practice of capitalizing these costs and amortizing them as part of film costs. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, our annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

Due to the uncertainties inherent in the production of motion pictures, films may not be completed or released on schedule or on budget.

   The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast, other key creative personnel, disruptions caused by weather, cast or crew illness, or accidents or other events beyond our control. As such, the projected costs of an MGM-produced motion picture at the time it is set for production or acquired may increase significantly, and the date of completion may be substantially delayed due to the exigencies of production. Increased costs may make it less likely that such film will recoup its production costs, and delays in production may result in such film not being ready for release at the intended time and postponement to a potentially less favorable time, all of which could cause a decline in gross receipts for such film.

The costs of producing and marketing motion pictures may increase.

   The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America, the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $26.1 million in 1991 to $47.7 million in 2001, an increase of 83 percent, and the average domestic marketing cost per picture has grown from $12.06 million in 1991 to $31.01 million in 2001, an increase of 157 percent. These costs may continue to increase in the future, thereby increasing the costs of our motion pictures. Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media.

We could be adversely affected by strikes or other union job actions.

   The motion picture and television programs produced by MGM Studios, and the other major U.S. studios, generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America, and Directors Guild of America, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with WGA was successfully renegotiated and became effective beginning May 2, 2001 for a term of three years. Negotiations regarding the collective bargaining agreement with SAG were successfully completed on July 3, 2001, and the agreement was ratified as of July 1, 2001 for a term of three years. The DGA collective bargaining agreement was successfully renegotiated and has been ratified. It has a term of three years from July 1, 2002. Many productions also employ members of a number of other unions, including without limitation the International Alliance of Theatrical and Stage Employees and Teamsters. A strike by one or more of the unions who provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause delay or interruption in our release of new motion pictures and television programs and thereby could adversely affect our cash flow and revenues. Our revenues from motion pictures and television product in our library should not be affected and may partially offset the effects of a strike to the extent, if any, that television exhibitors buy more library product to compensate for interruption in their first-run programming.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 33 percent of our titles are limited in time. Our rights with respect to approximately six percent of our titles will expire over the next two years (i.e., through the end of 2003) and with respect to another approximately 23 percent over the seven years thereafter (from 2004 to 2011). While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, prior managements granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the United States and Europe, and approximately 51 percent (some are starting to expire) of the Orion and PolyGram titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of business combinations.

   We believe that we should, through business combinations or other strategic alternatives, either grow into or become part of a larger, vertically integrated organization, in order to maximize the value of our assets. To that end, we have been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise, and intend to continue to do so. No agreements regarding a transaction of such nature have been reached and there can be no assurance that we will decide to enter into any such transaction. In addition, business combinations and other strategic alternatives involve numerous risks, including diversion of management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities with respect to any business combinations that have been or may be completed by us, nor can we assure you that the anticipated benefits of any such transactions will be achieved.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  .  differing degrees of protection for intellectual property;

  .  the instability of foreign economies and governments; and

  .  fluctuating foreign exchange rates.

   Until October 31, 2000, we distributed our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we withdrew from UIP and our international theatrical distribution is now conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP.

Piracy of motion pictures, including digital and Internet piracy, may decrease the gross receipts received from the exploitation of our films.

   Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered implementing trade sanctions against specific countries that, in the opinion of the United States government, do not make appropriate efforts to prevent copyright infringements of United States produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If not enacted or if other measures are not taken, the motion picture industry (including MGM) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

   Additionally, as motion pictures begin to be distributed using emerging technologies such as the Internet and online services, digital piracy will reduce the ability to protect intellectual property rights in motion pictures. This is because digital formats currently do not contain mechanisms for tracking the source or ownership of digital content. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, many consumers may choose to digitally download such pirated motion pictures rather than paying for legitimate motion pictures. Digital piracy of our films may adversely impact the gross receipts received from the exploitation of such films.

Production of first-run syndicated television programming may involve financial risks.

   Our television products have historically been first-run cable or syndicated television programming that is generally licensed based on a pilot episode that we finance. On occasion, we may also produce network television programming. In the case of syndicated programming, if an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after television programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run television series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions. See "Recent Developments."

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on MGM or the motion picture industry.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of feature-length motion pictures and television programming. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. In addition, while we have benefited from the rapid growth in the DVD market, we cannot give assurance that such growth and penetration rate will continue.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.

   Despite a general increase in market use, the number of motion pictures released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may reduce our share of gross box-office receipts and make it more difficult for our films to succeed. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. An oversupply of competing motion pictures may cause us to lose market share. Moreover, we cannot guarantee that we will be able to release all of our films during peak release times as scheduled and, therefore, may miss potentially higher gross box-office receipts.

   This oversupply problem is compounded since the supply of motion picture screens is limited. Currently, a substantial majority of the motion picture screens in the United States typically are committed at any one time to only 10 to 15 films distributed nationally by major studio distributors. However, as a result of recent changes in the theater-owner industry, including consolidations and bankruptcies, the amount of available motion picture screens may decrease, thus reducing the number of films that may be distributed nationally at any one time. For example, twelve theater companies have recently filed for bankruptcy protection. If the number of motion picture screens decreases, gross receipts may also decrease.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to collectively as the Tracinda Group, beneficially own 194,992,644 shares, approximately 80.9 percent of our outstanding common stock (approximately 77.5 percent after giving effect to the sale of the shares offered hereby). In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 81.4 percent of our outstanding common stock (approximately 78.0 percent after giving effect to the sale of the shares offered hereby). Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float."

   Of the 241,115,082 shares of our common stock outstanding as of March 13, 2002, approximately 44,871,597 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of the common stock could decrease its market price.

   We will have approximately 251,665,082 shares of our common stock outstanding after giving effect to this offering, of which approximately 196,243,485 will be "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of February 28, 2002, options to purchase a total of 27,463,972 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                              RECENT DEVELOPMENTS

Cable Investment and Joint Venture

   In April 2001, we invested $825.0 million in cash for a 20 percent interest in two general partnerships which own and operate the American Movie Channel, Bravo, the Independent Film Channel and WE: Women's Entertainment (formerly Romance Classics). These partnerships were wholly-owned by Rainbow Media, which is 74 percent owned by Cablevision Systems Corporation and 26 percent owned by NBC. The proceeds of our $825.0 million investment were used as follows: (1) $365.0 million was used to repay bank debt of the partnerships;
(2) $295.5 million was used to repay intercompany loans from Cablevision and its affiliates; and (3) $164.5 million was added to the working capital of the partnerships.

   While we are not involved in the day-to-day operations of the cable channels, our approval is required before either partnership may: (1) declare bankruptcy or begin or consent to any reorganization or assignment for the benefit of creditors; (2) enter into any new transaction with a related party;
(3) make any non-proportionate distributions; (4) amend the partnership governing documents; or (5) change its tax structure.

   We have the right to participate on a pro rata basis in any sale to a third party by Rainbow Media of its partnership interests, and Rainbow Media can require us to participate in any such sale. If a third party invests in either partnership, our interest and that of Rainbow Media will be diluted on a pro rata basis. Neither we nor Rainbow Media will be required to make additional capital contributions to the partnerships. However, if Rainbow Media makes an additional capital contribution and we do not, our interest in the partnerships will be diluted accordingly. If the partnerships fail to attain certain financial projections provided to us by Rainbow Media for the years 2002 through 2005, inclusive, we will be entitled, 30 days after receipt of partnership financial statements for 2005, to require Rainbow Media to acquire our partnership interests for fair market value at the time, as determined pursuant to the agreement. We formed a wholly-owned subsidiary, MGM Networks U.S. Inc., which made the above-described investment, and is the MGM entity which holds the aforesaid general partnership interests and rights attendant thereto.

   In February and March 2001, pursuant to our shelf registration statement, we sold 16,080,590 shares of common stock to unaffiliated investors in private placements for aggregate net proceeds of $310.6 million. In addition, we sold 15,715,667 shares of our Series B preferred stock to Tracinda for $325.0 million. We used the net proceeds of this sale to help finance our cable channel investment. The preferred stock does not bear dividends but has a liquidation preference of $0.01 per share. The preferred stock became convertible, at the option of the holder, into common stock on a share-for-share basis upon stockholder approval of the issuance of the common stock to Tracinda on May 2, 2001, at which time the preferred stock was converted into approximately 15,715,667 shares of common stock. Tracinda had a demand registration right for the common stock it received upon conversion of the preferred stock. The Tracinda Group currently beneficially owns approximately 81 percent of our outstanding common stock.

   In August 2001, through our wholly-owned subsidiary MGM On Demand Inc., we acquired a 20 percent interest in a joint venture established to create an on-demand movie service to offer a broad selection of theatrically-released motion pictures via digital delivery for broadband internet users in the

United States. Other partners in the joint venture include Sony Pictures Entertainment, Universal Studios, Warner Bros. and Paramount Pictures. We funded $7.5 million for our equity interest and our share of operating expenses of the joint venture as of December 31, 2001. We financed our investment through borrowings under our credit facilities. We are committed to fund our share of the joint venture's operating expenses, as required.

                                USE OF PROCEEDS

   We expect to raise approximately $164.8 million in this offering, after deducting our expenses. We will use the net proceeds for general corporate purposes, including reduction of the revolving portion of our credit facility, financing our business operations and potential acquisitions. Our business plan calls for substantial continued borrowing under this facility, subject to our compliance with its terms. As of March 13, 2002, we owed $189 million under the revolving portion of our credit facility, which currently bears interest at the rate of 4.4% per annum and is due in September 2003, subject to extension under certain conditions. During the past 12 months, borrowings under the credit facility were used principally to finance a portion of the purchase of a 20 percent interest in two general partnerships which own and operate four cable channels, and for general operating purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                                   High   Low
                                                                  ------ ------
   2000
     First Quarter............................................... $28.06 $21.69
     Second Quarter..............................................  30.38  23.94
     Third Quarter...............................................  26.50  22.00
     Fourth Quarter..............................................  22.81  14.94

   2001
     First Quarter............................................... $21.77 $15.35
     Second Quarter..............................................  22.93  15.76
     Third Quarter...............................................  22.47  13.86
     Fourth Quarter..............................................  21.90  15.81

   2002
     First Quarter (through March 13)............................ $22.27 $16.96

   The last reported sales price of the common stock on the NYSE on March 13, 2002 was $18.16 per share. As of March 13, 2002, there were more than 2,000 beneficial holders of our common stock.

                                DIVIDEND POLICY

   We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                CAPITALIZATION

   The following table sets forth our consolidated cash and capitalization as of December 31, 2001 (A) on a historical basis and (B) as adjusted to give effect to this offering as if the foregoing had occurred as of December 31, 2001, with an assumed offering price of $16.50 per share and estimated expenses of $9.3 million.

                                            As of December 31, 2001
                                       ----------------------------------------
                                          Actual          As Adjusted(1)(2)
                                       ----------------  ----------------------
                                                  (unaudited)
                                       (in thousands, except share data)
Cash.................................. $          2,698     $           8,469
                                       ================     =================
Debt:
Credit facility:
  Term loans.......................... $        668,500     $         668,500
  Revolving credit facility...........          159,000                   --
Other borrowings......................            8,686                 8,686
                                       ----------------     -----------------
    Total debt........................          836,186               677,186
                                       ----------------     -----------------

Stockholders' equity:

Preferred stock, $.01 par value per
   share, 25,000,000 shares
   authorized;
   none issued; ......................              --                    --
Common stock, $.01 par value per
   share, 500,000,000 shares
   authorized;
   239,629,500 shares issued and
   outstanding; 250,179,500 shares
   issued and outstanding as
   adjusted...........................            2,396                 2,502
 Additional paid-in capital...........        3,717,767             3,882,432
 Deficit..............................       (1,203,565)           (1,203,565)
 Accumulated other comprehensive
  loss................................          (27,116)              (27,116)
                                       ----------------     -----------------
Total stockholders' equity............        2,489,482             2,654,253
                                       ----------------     -----------------
    Total capitalization.............. $      3,325,668     $       3,331,439
                                       ================     =================

--------
(1) Subsequent to December 31, 2001, 1,485,582 additional shares of common stock were issued pursuant to incentive plans.

(2) To the extent that the underwriters sell more than the 10,550,000 shares of common stock set forth above, the underwriters have the option to purchase up to an additional 1,582,500 shares from us at $16.50 less the underwriting discount, or aggregate additional net proceeds of approximately $24.8 million.

                             PLAN OF DISTRIBUTION

   The Company and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the Underwriters.

                                 Underwriters

                                                                Number of Shares
                                                                ----------------
   Goldman, Sachs & Co. .......................................     7,050,000
   Banc of America Securities LLC..............................       500,000
   Gerard Klauer Mattison & Co., Inc. .........................       500,000
   J.P. Morgan Securities Inc. ................................       500,000
   Salomon Smith Barney Inc. ..................................       500,000
   UBS Warburg LLC.............................................       500,000
   Robertson Stephens, Inc. ...................................       500,000
   Scotia Capital (USA) Inc. ..................................       500,000
                                                                   ----------
     Total.....................................................    10,550,000
                                                                   ==========

   The Underwriters are committed to take and pay for all of the shares being offered, if any are taken other than the shares covered by the option described below unless and until this option is exercised.

   If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 1,582,500 shares from the Company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 1,582,500 additional shares.

                              Paid by the Company

                                                              No        Full
                                                           Exercise   Exercise
                                                          ---------- -----------
Per share................................................ $    0.825 $     0.825
Total.................................................... $8,703,750 $10,009,313

   Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this Prospectus Supplement. Any shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.25 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representative may change the offering price and the other selling terms.

   The Company and its directors and officers have agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this Prospectus Supplement continuing through the date 90 days after the date of this Prospectus Supplement, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. The Tracinda

Group has agreed with the Underwriters not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this Prospectus Supplement continuing through the date 90 days after the date of this Prospectus Supplement except with the prior written consent of the representative except that the Tracinda Group is permitted (i) to pledge its Common Stock under its existing credit facility as the same may be amended or refinanced and (ii) to convey to LINCY Foundation, a charitable foundation, an unlimited number of its shares of Common Stock and LINCY is permitted, after 30 days from the date of this Prospectus and until 90 days after the date of this Prospectus, to sell up to 700,000 shares of such Common Stock. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.


   In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the Offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' option to purchase additional shares from the Company in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to the Underwriter. "Naked" short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the Offering is in progress.

   The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

   These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

   Certain of the Underwriters or their affiliates are currently and may from time to time be lenders under the Company's bank credit facilities. In the ordinary course of business, certain of the Underwriters or their affiliates have engaged in and may engage in investment banking transactions with and the provision of advisory services for the Company.

   The Underwriters have informed us that they do not expect discretionary sales by the Underwriters to exceed 5% of the Common Stock offered by this Prospectus Supplement.

   The Company estimates that the total expenses of the Offering, excluding underwriting discounts and commissions, will be approximately $600,000.

   The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Jay Rakow, Senior Executive Vice President and General Counsel. Certain legal matters with respect to the offering will be passed upon for the Underwriters by O'Melveny & Myers LLP.

                                    EXPERTS

   The audited consolidated financial statements and schedules incorporated by reference into this prospectus supplement and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                          FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements, within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus supplement and the accompanying prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus supplement and the accompanying prospectus, including the information contained in "Risk Factors" beginning on p. S-3, or incorporated by reference, identifies important factors that could cause such differences.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 2001;

  (2) Our Current Reports on Form 8-K dated February 15, 2002 and February 26, 2002; and

  (3) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

PROSPECTUS

                           METRO-GOLDWYN-MAYER INC.

                                 $750,000,000
                                 Common Stock

                               ----------------

   We may use this prospectus to offer and sell from time to time, separately or together, shares of our common stock. These securities will have a total initial public offering price not to exceed $750,000,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The terms of any offering will be set forth in one or more prospectus supplements to this prospectus.

   The prospectus supplement will also set forth, among other things, the total number of shares offered, the offering price and the terms of the offering. Our common stock trades on the New York Stock Exchange under the symbol "MGM." On May 3, 2000, the closing price of our common stock was $27 3/4 per share.

   As will be described in more detail in any prospectus supplement, the securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters, or through dealers. The securities may also be sold directly or through agents to investors. See "Plan of Distribution."

   This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                               ----------------

   Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is May 5, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-Looking Statements.................................................   2
Risk Factors...............................................................   3
Use of Proceeds............................................................   8
Price Range of Common Stock................................................   8
Dividend Policy............................................................   8
The Company................................................................   9
Description of Common Stock................................................  11
Plan of Distribution.......................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13
Where You Can Find More Information........................................  14

                               ----------------

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 14 below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from our Secretary as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information contained in "Risk Factors" beginning on p. 3, or incorporated by reference, identifies important factors that could cause such differences.

                                 RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated in this prospectus by reference, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

   We have not reported an operating profit for any fiscal year since 1988, and while controlled by former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We cannot assure you when, or if, we will have a profitable year.

The accounting standards our financial statements are governed by are expected to change.

   The Financial Accounting Standards Board (known as FASB) is expected to adopt certain changes that will alter reporting by motion picture companies. FASB Statement No. 53, which previously allowed wide latitudes for booking movie revenues and amortization, is expected to be rescinded shortly. The new regulations will impose numerous changes to reporting, and many motion picture companies will take a one-time, non-cash charge of significant proportions to conform to the new rules.

   We anticipate that the new rules will have a significant impact on our results of operations for the foreseeable future. We are currently calculating the financial impact of these new rules.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by recent management changes. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, and we expect to release less than ten motion pictures in 2000.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we must obtain substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Our cash flow in 1999 was adversely affected by the following factors, among others:

  . Our slate of motion pictures released during the first half of 1999 performed below expectations;

  . We paid PolyGram N.V. $235 million to acquire certain of the PolyGram film libraries;

  . We paid Warner Home Video $225 million, plus interest, under our agreement to terminate Warner Home Video's right to distribute our product in the home video market;

  .  We incurred corporate restructuring expenses;

  . We incurred approximately $9 million in costs to integrate the PolyGram library into our operations and transition to domestic home video self-distribution; and

  . We funded 50 percent of the expenses of MGM Networks Latin America, approximately $6.1 million.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs; and

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long term cash flow and adversely affect our results of operations.

Our credit facility contains restrictions which limit our operating flexibility.

   Our credit facility contains various covenants, including certain limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . limit our ability to obtain additional financing, if necessary, for operating expenses;

  . place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                      ----------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of our competitors. We cannot assure you that any of the pictures scheduled for release in the remainder of 2000 or future periods will be completed or released on schedule or budget, or at all.

We are limited in our ability to exploit our library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 35 percent of our titles are limited in time. Our rights with respect to approximately 20 percent of our titles will expire before 2010. While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, a prior management granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 40 percent of the Orion and PolyGram titles, which have been licensed in Europe. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of acquisitions.

   In January 1999, we acquired over 1,300 feature film titles in the PolyGram film libraries. In addition, we may consider strategic acquisitions as opportunities arise, subject to the obtaining of any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to any of our previous acquisitions or the integration of an acquired company's operations, nor can we assure you that we will realize the anticipated benefits of any past or future acquisitions.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  .  differing degrees of protection for intellectual property;

  .  the instability of foreign economies and governments; and

  .  fluctuating foreign exchange rates.

   Until October 31, 2000, we will distribute our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we will withdraw from UIP and our international theatrical distribution will be conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP or the early termination of our agreement with Warner Home Video.

Production of first-run syndicated television programming may involve financial risks.

   First-run syndicated television programming is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

   We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

Some of our competitors have greater financial resources than we do.

   Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, thereby potentially reducing our share of gross box office admissions and making it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

   Tracinda and one of its affiliates, which we refer to as the Tracinda Group, beneficially own 179,276,977 shares, approximately 89.0 percent of our outstanding common stock. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 89.8 percent of our outstanding common stock. Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public "float."

   Of the 201,557,214 shares of our outstanding common stock, only approximately 21,303,000 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of the common stock could decrease its market price.

   We have approximately 201,557,214 shares of our common stock outstanding, of which approximately 180,355,145 are "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of March 31, 2000, options to purchase a total of 23,712,023 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we plan to use substantially all of the net proceeds from the sale of the offered securities for general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                             High     Low
                                                             ----     ----
   1998
     First Quarter.......................................... $24 3/16 $17 3/4
     Second Quarter.........................................  26 1/2   21 15/16
     Third Quarter..........................................  22 1/2   13 7/8
     Fourth Quarter.........................................  13 3/4    8

   1999
     First Quarter.......................................... $13 9/16 $10 3/8
     Second Quarter.........................................  18 5/8   12 11/16
     Third Quarter..........................................  21 5/8   16 7/8
     Fourth Quarter.........................................  25 1/8   15 1/2

   2000
     First Quarter.......................................... $28 1/16 $21 11/16
     Second Quarter (through May 3).........................  30 3/8   23 15/16

   The last reported sales price of the common stock on the NYSE on May 3, 2000 was $27 3/4 per share. As of May 3, 2000, there were more than 2,000 beneficial holders of our common stock.

                                DIVIDEND POLICY

   We have not paid any dividends to date on the common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                  THE COMPANY

Overview

   We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 4,100 theatrically released feature film titles and 8,900 television episodes and is the largest collection of post-1948 feature films in the world. Films in our library have won over 200 Academy Awards(R), including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. Our library also includes 21 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

   As used in this prospectus, the terms "we," "our," "us," "MGM" and "the company" refer to Metro-Goldwyn-Mayer Inc. and our subsidiaries unless the context indicates otherwise.

Business Strategy

   Our goal is to become a fully-integrated global entertainment content company, thereby maximizing the value of our assets, including our film and television library and our film and television production and distribution units. To achieve this goal we seek to:

   Build and Leverage Our Library. We plan to build and leverage our film and television library by:

  .  Producing new motion pictures and television episodes;

  .  Aggressively marketing and repackaging our library's titles;

  .  Developing new distribution channels;

  .  Capitalizing on developments in technology;

  .  Further penetrating emerging international markets; and

  . Incentivizing our employees to drive growth in sales of our library's titles.

   Create Branded Cable and Satellite Programming Channels. We believe we can create significant value by utilizing our library and current production to establish MGM branded cable and satellite channels. We have been actively exploring strategic alternatives to gain carriage for our proposed channels.

   Increase Film and Television Production While Improving Our Risk Profile. We intend to increase production in a financially disciplined manner by:

  .  Tightly controlling development and production expenditures;

  . Involving members of senior management from all areas of our company in the greenlighting process for films;

  . Aggressively seeking production agreements and/or co-financing partners for our pictures and television product;

  . Entering into production agreements and joint ventures with key producers of motion pictures and television product;

  . Increasing our focus on the production of commercially successful motion pictures which appeal to a younger demographic; and

  . Using our film library as a proven source for sequels and remakes and the expansion of certain well-tested, familiar film franchises.

   We intend to produce or co-produce and distribute ten to 15 motion pictures annually through MGM Pictures across a variety of genres. Through UA Films, we also intend to distribute annually an additional seven to ten specialty motion pictures that will have substantially lower average costs and will be produced mainly by third parties.

   We plan to develop, produce and distribute television programs focusing on low financial risk formats, such as pre-clearing a television series for distribution prior to committing to development expenditures, as well as joint ventures, co-productions and other partnering arrangements for certain of our series.

   Increase Distribution Revenues. We have taken steps to obtain greater flexibility in distributing our own product to enable us to realize additional revenue opportunities while reducing the costs associated with distribution. In 1999 we terminated our agreement with Warner Home Video so that, on February 1, 2000, we regained full control over the home video exploitation of our films. We have actively planned the transition of our international distribution from Warner Home Video and United International Pictures or "UIP" to Fox to gain more control over our international distribution and to maximize our revenue opportunities.

   We plan to increase distribution revenues by:

  . Self-distributing in the U.S. and Canada our library, as well as all motion pictures produced by MGM Pictures and UA Films;

  . Distributing films that we co-produce with a third party in those territories where we have distribution rights and capabilities; and

  .  Distributing motion pictures produced by others.

   Capitalize On A Well Recognized Brand Name. We believe that the MGM name and lion logo are among the most recognized in the world. We intend to capitalize on the value inherent in our name and logo through the distribution of branded programming and the development of consumer products.

   Streamline Operations. We have taken steps to make our operating process more efficient in the following ways:

  .  Consolidating overhead across the MGM Pictures and UA production units;
     and

  .  Consolidating and centralizing operating and corporate functions.

   We intend to continue to pursue our goal of becoming an integrated global entertainment content company. In pursuit of this goal, we may consider various strategic alternatives, such as business combinations with companies with strengths complementary to ours, other acquisitions and joint ventures, as opportunities arise. The nature, size and structure of any such transaction could require us to seek additional financing. Acquisitions and other strategic alternatives, however, involve numerous risks, including diversion of management's attention away from our operative activities. We cannot assure you that we will not encounter unanticipated problems or liabilities with respect to any acquisitions that have been or may be completed by MGM or with the integration of an acquired company's operations with those of MGM, and we cannot assure you that the anticipated benefits of any acquisitions and alternatives that have been, or will be, completed by us will be achieved.

                          DESCRIPTION OF COMMON STOCK

   Our authorized common stock consists of 500,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the common stock have no pre-emptive rights or cumulative voting rights and no rights to convert their common stock into any other securities.

   As of March 31, 2000, there were outstanding 201,557,214 shares of the common stock. As of March 31, 2000, there were reserved for issuance upon the exercise of options 30,156,251 shares of the common stock, of which options for 23,868,274 shares are outstanding, 8,265,007 of which are vested and exercisable or will become vested and exercisable within 60 days.

   The transfer agent and registrar for our common stock is Mellon Investor Services, LLC, 400 S. Hope Street, Los Angeles, California 90071.

                             PLAN OF DISTRIBUTION

   We may sell the securities being offered hereby:

  .  directly to one or more purchasers;

  .  through agents;

  .  to or through one or more dealers;

  .  to or through one or more underwriters; or

  .  through a combination of any such methods of sales.

   The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

  .  at a fixed price or prices which may be changed;

  .  at market prices prevailing at the time of sale;

  .  at prices related to such prevailing market prices; or

  .  at negotiated prices.

   Offers to purchase the securities being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of such securities, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of such shares to the public. In connection with the sale of such securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of such securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   Underwriters, dealers, agents, dealer managers, and other persons, including the Tracinda group, may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including the liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers, dealer managers and agents may engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, dealer managers, or other persons to solicit offers by certain institutions to purchase from us securities offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contacts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of such securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if such securities are also being sold to underwriters, we shall have sold to such underwriters the securities offered hereby which are not sold for delayed delivery. The underwriters, dealers, dealer managers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for such securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of such shares pursuant to such contracts.

   The anticipated date of delivery of securities offered hereby will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California.

                                    EXPERTS

   Our consolidated financial statements and schedules for the years ended December 31, 1999, 1998 and 1997 incorporated by reference into this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 1999;
       and

  (2) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                           Metro-Goldwyn-Mayer Inc.
                             2500 Broadway Street
                        Santa Monica, California 90404
                                (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and prospectus is current only as of their respective dates.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                           Prospectus Supplement

Risk Factors ..............................................................  S-3
Recent Developments........................................................ S-10
Use of Proceeds............................................................ S-11
Price Range of Common Stock ............................................... S-11
Dividend Policy............................................................ S-11
Capitalization............................................................. S-12
Plan of Distribution....................................................... S-13
Legal Matters.............................................................. S-15
Experts.................................................................... S-15
Forward Looking Statements................................................. S-15
Where You Can Find More Information........................................ S-16

                                Prospectus

About this Prospectus......................................................    2
Forward-Looking Statements.................................................    2
Risk Factors...............................................................    3
Use of Proceeds............................................................    8
Price Range of Common Stock................................................    8
Dividend Policy............................................................    8
The Company................................................................    9
Description of Common Stock................................................   11
Plan of Distribution.......................................................   12
Legal Matters..............................................................   13
Experts....................................................................   13
Where You Can Find More Information........................................   14

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                               10,550,000 Shares

                            Metro-Goldwyn-Mayer Inc.

                                  Common Stock

                                 ------------

                         [LOGO OF METRO GOLDWYN MAYER]

                                 ------------

                              Goldman, Sachs & Co.

                         Banc of America Securities LLC

                       Gerard Klauer Mattison & Co., Inc.

                                    JPMorgan

                              Salomon Smith Barney

                                  UBS Warburg

                      Representatives of the Underwriters

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